LION COPPER AND GOLD ANNOUNCES AGREEMENT FOR STAGE ONE WORK
PROGRAM WITH RIO TINTO AND COMMENCEMENT OF PERMITTING PROCESS

May 17, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG" or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce it has reached final agreement with Rio Tinto America Inc. ("Rio Tinto") on the scope of the Stage 1 Program of Work referenced in the Parties' March 18, 2022 Option Agreement. See news release dated March 21, 2022 for details.

With this key milestone achieved, Rio Tinto will provide funding to the Company in the amount of US$3,750,000 for Mason Valley project development, exploration efforts and other agreed-upon corporate purposes, including without limitation:

  Project Permitting and Baseline Studies
    Exploration Plan of Operations
    Hydrology
    Geochemistry
    Wildlife surveys
    Pre-Plan of Operations
    Stakeholder Engagement
    Permitting/Strategy Development
  Metallurgical Testing of MacArthur and Yerington Samples
    Testing of Oxide, Transitional and Primary Copper Sulphide samples with NutonTM technologies
  Engineering Scoping Studies
    MacArthur Project and Execution Planning including a refresh of the 2021 study with NutonTM technologies
    Yerington Project Scoping Study including the application of NutonTM technologies
  6,500 ft Drill Program to Evaluate Sulphide Growth Potential
    Drilling beneath the Yerington pit
    Drilling beneath the current MacArthur resource pit shell

The Company is pleased to report that a bulk metallurgical sample has been delivered to Rio Tinto's NutonTM labs, where comprehensive metallurgical testing and optimization studies are being undertaken on oxide, transitional and sulphide material sourced from both the MacArthur and Yerington deposits.

Additionally, the Company is pleased to report that on May 12, 2022, it initiated the Project environmental permitting process with the U.S. Bureau of Land Management, a first step in formalizing the Company's permitting efforts.

Travis Naugle, Lion CG's CEO, states, "We appreciate having quickly attained Stage 1 agreement with Rio Tinto's NutonTM team and look forward to further advancing the MacArthur and Yerington projects. Our first emphasis on environmental permitting reflects our shared values in ESG and local stakeholder engagement. We value Rio Tinto's support of our goal to advance the MacArthur Project, Yerington and our other Mason Valley assets with the potential use of NutonTM technology toward the domestic production of copper with low carbon impact."

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Prospect in Montana, USA.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.